UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Familify Corp.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> September 25, 2020

Physical address of issuer
8 The Green, Ste. A, Dover, DE 19901

Website of issuer
www.storybook-app.com

Current number of employees
1

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$1,524,798.09	$684,628.96
Cash & Cash Equivalents	$1,035,113.62	$496,519.60
Accounts Receivable	$10,260.00	$260.00
Short-term Debt	$500,940.93	$297,179.25
Long-term Debt	$199,122.48	$3,015,594.23
Revenues/Sales	$1,197,616.28	$543,208.03
Cost of Goods Sold	$239,452.39	$126,757.08
Taxes Paid	$1,352.50	$1,200.00
Net Income	-$1,362,895.96	-$1,012,193.00

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April 25, 2024

FORM C-AR

Familify Corp.

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       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Familify Corp., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.storybook-app.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Familify Corp. (the "Company") is a Delaware Corporation, formed on September 25, 2020.

The Company is located at 8 The Green, Ste. A, Dover, DE 19901.

The Company's website is www.storybook-app.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company owns and commercializes the Storybook App, a smart phone application which combines guided infant massage, narrated bedtime stories, and relaxing music to help parents get their children to relax and fall asleep.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020-2022 due to COVID-19, the Company's revenue has been adversely affected. In addition, a significant outbreak of other contagious diseases such as COVID-19 in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our products and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all. We also rely on other companies to supply various components of our products, and a widespread health crisis could adversely affect the ability of such companies to meet our supply needs.

The amount of capital the Company is attempting to raise in this Offering and the Concurrent Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering and the Concurrent Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 5,000,000 shares of common stock, of which 1,705,306 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock.

We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual

property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted

may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of

employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Supporting our existing and growing customer base could strain our personnel resources and infrastructure, and if we are unable to scale our operations and increase productivity, we may not be able to successfully implement our business plan.
We continue to experience significant growth in our customer base and personnel, which has placed a strain on and in the future may stress the capabilities of our management, administrative, operational and financial infrastructure. We anticipate that significant additional investments will be required to scale our operations and increase productivity, to address the needs of our customers, to further develop and enhance our services, to expand into new geographic areas, and to scale with our overall growth. The additional investments we are making will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. We may not be able to make these investments as quickly or effectively as necessary to successfully scale our operations. We regularly upgrade our customer platform and various other software systems. If the implementations of these new applications are delayed, or if we encounter unforeseen problems

with our new systems or in migrating away from our existing applications and systems, our operations and our ability to manage our business could be negatively impacted.

Our success will depend in part upon the ability of our senior management to manage our projected growth effectively. To do so, we must continue to increase the productivity of our existing employees and to hire, train and manage new employees as needed. Additionally, changes in our work environment and workforce could adversely affect our operations. To manage the expected domestic and international growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls, our reporting systems and procedures, and our utilization of real estate. If we fail to successfully scale our operations and increase productivity, we may be unable to execute our business plan.

If our customers do not renew their subscriptions for our services, our revenue and current remaining performance obligation could decline and our business may suffer. If we cannot accurately predict subscription renewals or upgrade rates, we may not meet our revenue targets, which may adversely affect the value of our securities.

Our customers have no obligation to renew their subscriptions for our services, and in the normal course of business, some customers have elected not to renew. It is difficult to predict attrition rates given our customer base. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers' spending levels, mix of customer base, competition, pricing increases or changes and deteriorating general economic conditions. Our future success also depends in part on our ability to sell additional features and services, more subscriptions or enhanced editions of our services to our current customers. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions and that our customers do not react negatively to any price changes related to these additional features and services. If customers do not renew their subscriptions, do not purchase additional features or enhanced subscriptions or if attrition rates increase, our business could be harmed.

Our holding company organizational structure makes us largely dependent on and highly subject to the risks and uncertainties of, our operating subsidiary. This holding company structure may not provide the benefits we expect.

To the extent we operate subsidiaries, including but not limited to Familify EC S.A.S, we will likely be subject to the business, industry, geographic, and market risks, regulations and uncertainties of such subsidiaries. The impact of these may be significant to the Company and could have a negative effect on our financial condition, results of operations and stock price. Our holding company structure may not keep the assets and liabilities of the Company, our legacy subsidiaries and any new businesses we acquire legally separate. In such case, the Company and its subsidiary entities may not be able to keep their legal liabilities fully segregated and the increased costs of maintaining a separate holding company, including the administrative costs and expenses associated with keeping separate records and separate corporate or regulatory filings, may be incurred without realizing the possible benefits. To the extent the holding company needs funding in the future, if we are unable to receive funds from our operating subsidiaries, we may not be able to fund holding company operations. As a result, we could experience a material adverse impact on our financial condition and results of operations, and result in the loss of your entire investment in us.

Our wholly-owned subsidiary, Familify EC S.A.S, was formed under the laws of Ecuador, and may be subject to Ecuadorian securities laws.

We primarily operate through our wholly-owned subsidiary, Familify EC S.A.S, which was formed under the laws of Ecuador. If we fail to adhere to the laws of Ecuador, including but not limited to the Ecuadorian securities laws, such failure may have serious negative effects on our financial condition and results of operations, and result in the loss of your entire investment in us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company owns and commercializes the Storybook App, a smart phone application which combines guided infant massage, narrated bedtime stories, and relaxing music to help parents get their children to relax and fall asleep.

Business Plan

Business plan: The Company will focus on the scalability of the Storybook App in the US and Latin America through an efficient digital marketing strategy. Our goal is to significantly increase our LTV:CAC ratio by optimizing our growth engine and retention efforts. This includes revamping our user acquisition process, building our B2B2C distribution channel, as well as releasing new product features, new content categories, and increasing our content library.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Storybook App	Storybook App combines guided infant massages, narrated bedtime stories, and relaxing music to help parents get their children to relax and fall asleep.	Direct to consumers through the Apple App Store and Google Play. Our user base are mostly parents ages 28-42, with kids ages 0-3 years old (55%), as well as 4-12 years old (appx. 45%).

Competition

We are the only sleeping app for children to physically involve parents in the falling asleep process. Parents use Storybook as a guide while their kids avoid looking at the screen. This allows them to bond and connect in a genuine way. Substitutes such as Moshi, Sleepiest, Sleeptoot, only combine bedtime stories and music so parents hit play, leave their phone with their children and get out of the room. We are the only ones to combine video tutorials of infant massages along with bedtime stories and relaxing music. Some parents opt for a physical book and read their children to sleep. In these cases, parents have limited choices and since they are reading it, they are limited to physically interact with their children.

Supply Chain and Customer Base

Our main vendors are Amazon Web Services, Braze, and Google Cloud. If any of these vendors were to cease doing business with us, or otherwise become unavailable, we believe that sufficient alternatives exist within the marketplace to allow us to continue our business without significant disruption.

We sell Storybook App directly to consumers through the App Store and Google Play. Our user base are mostly parents ages 28-42, with kids ages 0-3 years old (55%), as well as 4 12 years old (appx. 45%).

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5838967	Standalone Characters		January 28, 2019	August 20, 2019	USA
5838968		Logo	January 28, 2019	August 20, 2019	USA
5838969		Icon	January 28, 2019	August 20, 2019	USA
88279653		Storybook	January 28, 2019	August 20, 2019	USA
6,188,049		Familify		November 3, 2020	Int. Cl.: 9, 41

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 8 The Green, Ste. A, Dover, DE 19901

The Company has the following additional addresses:

The Company conducts business in The Company conducts business in Delaware, and sells products and services through the internet throughout the United States and internationally. The Company conducts certain business through its wholly-owned subsidiary Familify EC S.A.S., a company formed under the laws of Ecuador, formed on July 29, 2020.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Familify EC S.A.S.	Simplified Joint Stock Company	Ecuador	July 29, 2020	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Francisco Cornejo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Familify Corp (including predecessor entities), April 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Familify Corp (including predecessor entities), April 2018 to Present – Responsible for general management, business planning, execution and hiring. Founder and Director, Camello Viral Marketing, March 2017 to December 2020 – Responsible for marketing consulting, mobile app strategy, growth acquisition and product management.

Education

RMIT University (Master's Degree, Communication, 2016) Universidad Panamericana de Cuenca (Bachelor's Degree, Business Management, 2011)

Name

Daniel Acton

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Familify Corp (including predecessor entities), July 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Familify Corp (including predecessor entities), July 2018 to Present – Responsible for business planning, financial projections, and business development. Managing Director, Equality Marketing, January 2006 to Present – Responsible for operating donor acquisition and support campaigns in Australia, New Zealand and the Philippines.

Education

University of Hull (B.A. Hons., European Social Policy & Human Rights, 1997)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Francisco Cornejo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Familify Corp (including predecessor entities), April 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Familify Corp (including predecessor entities), April 2018 to Present – Responsible for general management, business planning, execution and hiring. Founder and Director, Camello Viral Marketing, March 2017 to December 2020 – Responsible for marketing consulting, mobile app strategy, growth acquisition and product management.

Education

RMIT University (Master's Degree, Communication, 2016) Universidad Panamericana de Cuenca (Bachelor's Degree, Business Management, 2011)

Name

Daniel Acton

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Familify Corp (including predecessor entities), July 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Familify Corp (including predecessor entities), July 2018 to Present – Responsible for business planning, financial projections, and business development. Managing Director, Equality Marketing, January 2006 to Present – Responsible for operating donor acquisition and support campaigns in Australia, New Zealand and the Philippines.

Education

University of Hull (B.A. Hons., European Social Policy & Human Rights, 1997)

Name

Daniela Vega

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CCO, Familify Corp (including predecessor entities), January 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CCO, Familify Corp (including predecessor entities), January 2018 to Present – Responsible for creation of content and general communications. Designs new stories, music and/or relaxation techniques.

Education

Infant Massage Australia (Certified Infant Massage Education, 2017)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employees in Florida.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,705,306
Voting Rights	1 vote per share, except that the Company's Board of Directors is elected by the Class B Preferred Stockholders.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company's Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Securities.
Other Material Terms or information.	The authorized capital stock of the company has been updated to 5,000,000 shares of common stock.

Type of security	Class B Preferred Stock
Amount outstanding	2
Voting Rights	None, except as below.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company's Board of Directors may decide at some point in the future to issue additional Preferred Stock, which may dilute the value of the Securities.
Other Material Terms or information.	Each Class B holder has the right to appoint one member of the Company's Board of Directors. The rights of the Class B Preferred Stockholders in the Certificate of Incorporation may not be amended except with the consent of the Class B holders.

Type of security	Convertible Notes
Amount outstanding	100,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible securities which may dilute the Security.
Other Material Terms or information.	5% Interest Rate, 20% Discount, $1,666,667 Valuation Cap, Maturity Date: 3/24/2022* *The noteholders have to date allowed the convertible notes to continue in place, past maturity.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	1,148,621
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible securities which may dilute the Security.
Other Material Terms or information.	$8,000,000 Valuation Cap, No Discount

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	3,342,425
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible securities which may dilute the Security.
Other Material Terms or information.	$12,000,000 Valuation Cap, No Discount

Type of security	Crowd SAFEs
Amount outstanding	230,135
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These are the securities issued pursuant to Regulation CF.
Other Material Terms or information.	$12,000,000 Valuation Cap, No Discount

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd SAFEs	1	$230,135.00	Content creation, R&D, Marketing, Operating expenses, new hires	April 30, 2022	Regulation CF
SAFE (Simple Agreement for Future Equity)	1	$3,342,425.00	New hires, Marketing, R&D, Content Creation, Product development	July 19, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1	$1,148,621.00	New hires, Marketing, R&D, Content Creation, Product development	April 26, 2021	Section 4(a)(2)

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Daniel Action	29.3%
Francisco Cornejo	35.3%
Daniela Vega	35.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Operations Familify Corp. (the "Company") was incorporated on September 25, 2020, under the laws of the State of Delaware, and is headquartered in Dover, Delaware. A predecessor company, also called Familify Corp., was formed as a Florida corporation on February 25, 2020. This predecessor company was merged with and into the Company on January 11, 2021, with the Company being the surviving entity. The Company conducts certain business through its wholly-owned subsidiary Familify EC S.A.S., a company formed under the laws of Ecuador, formed on July 29, 2020. Our financial statements include the financial results of Familify EC S.A.S. Cash and Cash Equivalents Cash and cash equivalents refers to the value of a company's assets that are cash or can be converted into cash immediately. As of March 31, 2024, the Company had an aggregate of $836,777 in cash and cash equivalents, leaving the Company with approximately 11 months of runway.

Liquidity and Capital Resources

On April 30, 2022 the Company conducted an offering pursuant to Regulation CF and raised $230,135.00.

On July 19, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $3,342,425.00.

On April 26, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,148,621.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Securities

Related Person/Entity	Francisco Cornejo
Relationship to the Company	Director
Total amount of money involved	$153,082.00
Benefits or compensation received by related person	Common Stock
Benefits or compensation received by Company	Ability to satisfy loan with stock.
Description of the transaction	The Company issued 352,652 shares of Common Stock to Francisco Cornejo to discharge the Company's debt obligation to Francisco Cornejo, on July 5. 2023.

Related Person/Entity	Daniela Vega
Relationship to the Company	Director
Total amount of money involved	$153,082.00
Benefits or compensation received by related person	Common Stock
Benefits or compensation received by Company	Ability to satisfy loan with stock.
Description of the transaction	The Company issued 352,652 shares of Common Stock to Daniela Vega to discharge the Company's debt obligation to Daniela Vega, on July 5. 2023.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Francisco Cornejo
(Signature)

Francisco Cornejo
(Name)

CEO and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Francisco Cornejo
(Signature)

Francisco Cornejo
(Name)

CEO and Director
(Title)

(Date)

/s/Daniel Acton
_____
(Signature)

Daniel Acton
(Name)

President and Director
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Familify Corp

Balance Sheet

As of December 31, 2023

	JAN 2023	FEB 2023	MAR 2023	APR 2023	MAY 2023	JUN 2023
ASSETS						
Current Assets						
Bank Accounts						
10010 PNC (2369) (Closed)	0.00	0.00	0.00	0.00	0.00	0.00
10020 Paypal	0.00	0.00	0.00	0.00	0.00	0.00
10030 Stripe	322.39	108.61	149.45	-20.11	25.12	93.27
10040 PNC (9353) (Closed)	0.00	0.00	0.00	0.00	0.00	0.00
10050 Bank of America			182,445.85	420,542.71	1,082,500.97	1,210,615.98
10060 Brex	46,691.70	41,699.79	32,714.10	17,787.68	40,058.55	79,329.90
10070 First Republic Bank - 7711	260,599.97	253,619.94	1,886.45	2,636.00	46.61	19.45
10080 PNC FL 5883 (Closed)	0.00	0.00	0.00	0.00	0.00	0.00
10090 Certificate of Deposit						
10091 Certificate of Deposit Interest						
Total 10090 Certificate of Deposit						
Total Bank Accounts	**$307,614.06**	**$295,428.34**	**$217,195.85**	**$440,946.28**	**$1,122,631.25**	**$1,290,058.60**
Accounts Receivable						
11000 Accounts Receivable (A/R)	2,440.68	2,440.68	260.00	7,760.00	260.00	260.00
Total Accounts Receivable	**$2,440.68**	**$2,440.68**	**$260.00**	**$7,760.00**	**$260.00**	**$260.00**
Other Current Assets						
11010 A/R - other	0.00	0.00	0.00	0.00	650,000.00	575,000.00
11030 Due from Apple	181,977.85	205,258.11	182,278.42	169,296.89	140,392.87	186,002.00
11040 Due from Google	15,880.50	12,842.65	12,348.87	10,536.97	7,933.65	7,593.93
11100 Loan to Employees	22,500.00	18,000.00	13,500.00	9,000.00	28,500.00	24,000.00
11110 Interest Receivable	0.00	0.00	0.00	0.00	0.00	0.00
11111 Transfers	0.00	0.00	0.00	0.00	0.00	0.00
12000 Prepaid Expenses	6,061.45	2,674.54	15,367.63	12,320.74	8,584.84	6,369.08
Total Other Current Assets	**$226,419.80**	**$238,775.30**	**$223,494.92**	**$201,154.60**	**$835,411.36**	**$798,965.01**
Total Current Assets	**$536,474.54**	**$536,644.32**	**$440,950.77**	**$649,860.88**	**$1,958,302.61**	**$2,089,283.61**
Fixed Assets						
15000 Fixed Assets						
15010 Computer Equipment	13,450.33	13,450.33	13,450.33	13,450.33	13,450.33	13,450.33
15020 Accumulated Depreciation - Computer Equipment	-1,540.12	-1,770.84	-2,001.56	-2,232.28	-2,463.00	-2,693.72
Total 15000 Fixed Assets	**11,910.21**	**11,679.49**	**11,448.77**	**11,218.05**	**10,987.33**	**10,756.61**
Total Fixed Assets	**$11,910.21**	**$11,679.49**	**$11,448.77**	**$11,218.05**	**$10,987.33**	**$10,756.61**
Other Assets						
16000 Intangible Assets						
16010 Software	0.00	0.00	0.00	0.00	0.00	0.00
16020 Accumulated Amortization - Software	0.00	0.00	0.00	0.00	0.00	0.00
Total 16000 Intangible Assets	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
18000 Advances to Subsidiary	53,500.00	53,500.00	53,500.00	53,500.00	53,500.00	53,500.00
19000 Investment in Subsidiary	400.00	400.00	400.00	400.00	400.00	400.00

	JAN 2023	FEB 2023	MAR 2023	APR 2023	MAY 2023	JUN 2023
19100 Intercompany Receivables	660.00	660.00	660.00	660.00	660.00	660.00
Total Other Assets	**$54,560.00**	**$54,560.00**	**$54,560.00**	**$54,560.00**	**$54,560.00**	**$54,560.00**
TOTAL ASSETS	**$602,944.75**	**$602,883.81**	**$506,959.54**	**$715,638.93**	**$2,023,849.94**	**$2,154,600.22**
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Accounts Payable						
20000 Accounts Payable (A/P)	40,774.80	59,153.98	60,623.98	64,361.08	44,218.98	50,656.78
Total Accounts Payable	**$40,774.80**	**$59,153.98**	**$60,623.98**	**$64,361.08**	**$44,218.98**	**$50,656.78**
Credit Cards						
20100 Bank of America CC						
Total Credit Cards	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**
Other Current Liabilities						
22020 Accrued Expenses	0.00	0.00	0.00	0.00	0.00	0.00
23000 Deferred Revenue						
23010 Deferred Revenue - Apple	306,005.54	352,365.26	381,482.36	407,634.51	402,077.43	384,923.49
23020 Deferred Revenue - Google	54,571.20	59,405.22	63,273.57	64,864.27	63,283.54	61,136.16
23030 Deferred Revenue- Stripe	0.00	0.00	0.00	0.00	0.00	0.00
Total 23000 Deferred Revenue	**360,576.74**	**411,770.48**	**444,755.93**	**472,498.78**	**465,360.97**	**446,059.65**
24001 Clearco - Line of Credit	0.00	0.00	0.00	0.00	0.00	0.00
Total Other Current Liabilities	**$360,576.74**	**$411,770.48**	**$444,755.93**	**$472,498.78**	**$465,360.97**	**$446,059.65**
Total Current Liabilities	**$401,351.54**	**$470,924.46**	**$505,379.91**	**$536,859.86**	**$509,579.95**	**$496,716.43**
Long-Term Liabilities						
27000 Loans from Shareholders						
27100 Loans from Familify EC SAS	64,700.00	64,700.00	64,700.00	64,700.00	64,700.00	64,600.00
27200 Loan from Vega Daniela	153,082.00	153,082.00	153,082.00	153,082.00	153,082.00	153,082.00
27201 Interest Loan Vega Daniela	7,813.56	8,036.80	8,260.04	8,483.28	8,706.52	8,929.76
Total 27200 Loan from Vega Daniela	**160,895.56**	**161,118.80**	**161,342.04**	**161,565.28**	**161,788.52**	**162,011.76**
27300 Loan from Francisco Cornejo	153,032.00	153,032.00	153,032.00	153,032.00	153,032.00	153,032.00
27301 Interest Loan Francisco Cornejo	7,813.56	8,036.80	8,260.04	8,483.28	8,706.52	8,929.76
Total 27300 Loan from Francisco Cornejo	**160,845.56**	**161,068.80**	**161,292.04**	**161,515.28**	**161,738.52**	**161,961.76**
27400 Loans from Daniel Acton	306,113.00	306,113.00	306,113.00	306,113.00	306,113.00	306,113.00
27401 Interest Loan Daniel Acton	15,624.51	16,070.92	16,517.33	16,963.74	17,410.15	17,856.56
Total 27400 Loans from Daniel Acton	**321,737.51**	**322,183.92**	**322,630.33**	**323,076.74**	**323,523.15**	**323,969.56**
Total 27000 Loans from Shareholders	**708,178.63**	**709,071.52**	**709,964.41**	**710,857.30**	**711,750.19**	**712,543.08**
27500 Loan from RENE ANTONIO YAMIN	0.00	0.00	0.00	0.00	0.00	0.00
28000 Other Long Term Liabilities						
28010 Convertible Notes	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00
28020 Interest Convertible Notes	11,666.67	12,083.34	12,500.01	12,916.68	13,333.35	13,750.02
28040 Cost of Raising Capital	0.00	0.00	0.00	0.00	0.00	0.00
28100 SAFE	0.00	0.00	0.00	0.00	0.00	0.00

Familify Corp

Balance Sheet

As of December 31, 2023

	JAN 2023	FEB 2023	MAR 2023	APR 2023	MAY 2023	JUN 2023
Total 28000 Other Long Term Liabilities	111,666.67	112,083.34	112,500.01	112,916.68	113,333.35	113,750.02
Total Long-Term Liabilities	**$819,845.30**	**$821,154.86**	**$822,464.42**	**$823,773.98**	**$825,083.54**	**$826,293.10**
Total Liabilities	**$1,221,196.84**	**$1,292,079.32**	**$1,327,844.33**	**$1,360,633.84**	**$1,334,663.49**	**$1,323,009.53**
Equity						
30010 Common Stock	100.00	100.00	100.00	100.00	100.00	100.00
40000 Retained Earnings	-2,856,057.22	-2,856,057.22	-2,856,057.22	-2,856,057.22	-2,856,057.22	-2,856,057.22
40001 Opening Balance Equity	0.00	0.00	0.00	0.00	0.00	0.00
40002 Owner's Investment	227,812.70	227,812.70	227,812.70	227,812.70	227,812.70	227,812.70
40003 Owner's Pay & Personal Expenses	0.00	0.00	0.00	0.00	0.00	0.00
40004 SAFE	2,254,267.23	2,329,267.23	2,354,267.23	2,602,267.23	3,990,340.78	4,190,340.78
Net Income	-244,374.80	-390,318.22	-547,007.50	-619,117.62	-673,009.81	-730,605.57
Total Equity	**$ -618,252.09**	**$ -689,195.51**	**$ -820,884.79**	**$ -644,994.91**	**$689,186.45**	**$831,590.69**
TOTAL LIABILITIES AND EQUITY	**$602,944.75**	**$602,883.81**	**$506,959.54**	**$715,638.93**	**$2,023,849.94**	**$2,154,600.22**

Familify Corp

Balance Sheet

As of December 31, 2023

	JUL 2023	AUG 2023	SEP 2023	OCT 2023	NOV 2023	DEC 2023
ASSETS						
Current Assets						
Bank Accounts						
10010 PNC (2369) (Closed)	0.00	0.00	0.00	0.00	0.00	0.00
10020 Paypal	0.00	0.00	0.00	0.00	0.00	0.00
10030 Stripe	-0.04	95.32	135.20	11.98	149.08	413.71
10040 PNC (9353) (Closed)	0.00	0.00	0.00	0.00	0.00	0.00
10050 Bank of America	1,178,544.37	1,092,775.14	502,900.70	516,132.40	496,754.23	424,318.88
10060 Brex	78,217.98	101,965.17	74,464.88	88,281.41	9,596.12	26,435.82
10070 First Republic Bank - 7711	601.78	437.40	387.45	2,963.81	342.21	78,007.71
10080 PNC FL 5883 (Closed)	0.00	0.00	0.00	0.00	0.00	0.00
10090 Certificate of Deposit			500,000.00	500,000.00	500,000.00	500,000.00
10091 Certificate of Deposit Interest						5,937.50
Total 10090 Certificate of Deposit			**500,000.00**	**500,000.00**	**500,000.00**	**505,937.50**
Total Bank Accounts	**$1,257,364.09**	**$1,195,273.03**	**$1,077,888.23**	**$1,107,389.60**	**$1,006,841.64**	**$1,035,113.62**
Accounts Receivable						
11000 Accounts Receivable (A/R)	260.00	10,260.00	260.00	5,760.00	23,260.00	10,260.00
Total Accounts Receivable	**$260.00**	**$10,260.00**	**$260.00**	**$5,760.00**	**$23,260.00**	**$10,260.00**
Other Current Assets						
11010 A/R - other	575,000.00	525,000.00	525,000.00	325,000.00	325,000.00	225,000.00
11030 Due from Apple	105,149.55	126,795.91	147,753.54	185,720.36	176,801.00	139,820.96
11040 Due from Google	7,510.79	10,510.80	10,831.43	17,087.35	18,078.51	12,706.89
11100 Loan to Employees	24,000.00	20,000.00	16,000.00	12,000.00	32,000.00	28,000.00
11110 Interest Receivable	0.00	0.00	0.00	0.00	0.00	0.00
11111 Transfers	0.00	0.00	0.00	0.00	0.00	0.00
12000 Prepaid Expenses	3,423.25	537.42	13,791.59	11,590.76	9,164.94	6,239.12
Total Other Current Assets	**$715,083.59**	**$682,844.13**	**$713,376.56**	**$551,398.47**	**$561,044.45**	**$411,766.97**
Total Current Assets	**$1,972,707.68**	**$1,888,377.16**	**$1,791,524.79**	**$1,664,548.07**	**$1,591,146.09**	**$1,457,140.59**
Fixed Assets						
15000 Fixed Assets						
15010 Computer Equipment	13,450.33	17,514.19	17,514.19	17,514.19	17,514.19	17,514.19
15020 Accumulated Depreciation - Computer Equipment	-2,924.44	-3,222.89	-3,521.34	-3,819.79	-4,118.24	-4,416.69
Total 15000 Fixed Assets	**10,525.89**	**14,291.30**	**13,992.85**	**13,694.40**	**13,395.95**	**13,097.50**
Total Fixed Assets	**$10,525.89**	**$14,291.30**	**$13,992.85**	**$13,694.40**	**$13,395.95**	**$13,097.50**
Other Assets						
16000 Intangible Assets						
16010 Software	0.00	0.00	0.00	0.00	0.00	0.00
16020 Accumulated Amortization - Software	0.00	0.00	0.00	0.00	0.00	0.00
Total 16000 Intangible Assets	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
18000 Advances to Subsidiary	53,500.00	53,500.00	53,500.00	53,500.00	53,500.00	53,500.00
19000 Investment in Subsidiary	400.00	400.00	400.00	400.00	400.00	400.00

Familify Corp

Balance Sheet

As of December 31, 2023

	JUL 2023	AUG 2023	SEP 2023	OCT 2023	NOV 2023	DEC 2023
19100 Intercompany Receivables	660.00	660.00	660.00	660.00	660.00	660.00
Total Other Assets	**$54,560.00**	**$54,560.00**	**$54,560.00**	**$54,560.00**	**$54,560.00**	**$54,560.00**
TOTAL ASSETS	**$2,037,793.57**	**$1,957,228.46**	**$1,860,077.64**	**$1,732,802.47**	**$1,659,102.04**	**$1,524,798.09**
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Accounts Payable						
20000 Accounts Payable (A/P)	13,706.41	36,149.41	51,007.94	6,243.16	5,705.03	31,885.03
Total Accounts Payable	**$13,706.41**	**$36,149.41**	**$51,007.94**	**$6,243.16**	**$5,705.03**	**$31,885.03**
Credit Cards						
20100 Bank of America CC		8,279.57	9,353.88	18,530.42	45,738.27	4,733.01
Total Credit Cards	**$0.00**	**$8,279.57**	**$9,353.88**	**$18,530.42**	**$45,738.27**	**$4,733.01**
Other Current Liabilities						
22020 Accrued Expenses	0.00	0.00	0.00	0.00	0.00	0.00
23000 Deferred Revenue						
23010 Deferred Revenue - Apple	379,564.99	379,731.30	389,888.11	417,476.42	406,482.81	394,734.17
23020 Deferred Revenue - Google	58,705.79	58,915.99	58,838.98	64,242.31	69,567.13	69,588.72
23030 Deferred Revenue- Stripe	0.00	0.00	0.00	0.00	0.00	0.00
Total 23000 Deferred Revenue	**438,270.78**	**438,647.29**	**448,727.09**	**481,718.73**	**476,049.94**	**464,322.89**
24001 Clearco - Line of Credit	0.00	0.00	0.00	0.00	0.00	0.00
Total Other Current Liabilities	**$438,270.78**	**$438,647.29**	**$448,727.09**	**$481,718.73**	**$476,049.94**	**$464,322.89**
Total Current Liabilities	**$451,977.19**	**$483,076.27**	**$509,088.91**	**$506,492.31**	**$527,493.24**	**$500,940.93**
Long-Term Liabilities						
27000 Loans from Shareholders						
27100 Loans from Familify EC SAS	64,600.00	64,600.00	64,600.00	64,600.00	64,600.00	64,600.00
27200 Loan from Vega Daniela	0.00	0.00	0.00	0.00	0.00	0.00
27201 Interest Loan Vega Daniela	0.00	0.00	0.00	0.00	0.00	0.00
Total 27200 Loan from Vega Daniela	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
27300 Loan from Francisco Cornejo	0.00	0.00	0.00	0.00	0.00	0.00
27301 Interest Loan Francisco Cornejo	0.00	0.00	0.00	0.00	0.00	0.00
Total 27300 Loan from Francisco Cornejo	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
27400 Loans from Daniel Acton	0.00	0.00	0.00	0.00	0.00	0.00
27401 Interest Loan Daniel Acton	18,272.44	18,272.44	18,272.44	18,272.44	18,272.44	18,272.44
Total 27400 Loans from Daniel Acton	**18,272.44**	**18,272.44**	**18,272.44**	**18,272.44**	**18,272.44**	**18,272.44**
Total 27000 Loans from Shareholders	**82,872.44**	**82,872.44**	**82,872.44**	**82,872.44**	**82,872.44**	**82,872.44**
27500 Loan from RENE ANTONIO YAMIN	0.00	0.00	0.00	0.00	0.00	0.00
28000 Other Long Term Liabilities						
28010 Convertible Notes	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00
28020 Interest Convertible Notes	14,166.69	14,583.36	15,000.03	15,416.70	15,833.37	16,250.04
28040 Cost of Raising Capital	0.00	0.00	0.00	0.00	0.00	0.00

Familify Corp

Balance Sheet

As of December 31, 2023

	JUL 2023	AUG 2023	SEP 2023	OCT 2023	NOV 2023	DEC 2023
28100 SAFE	0.00	0.00	0.00	0.00	0.00	0.00

	JUL 2023	AUG 2023	SEP 2023	OCT 2023	NOV 2023	DEC 2023
Total 28000 Other Long Term Liabilities	114,166.69	114,583.36	115,000.03	115,416.70	115,833.37	116,250.04
Total Long-Term Liabilities	$197,039.13	$197,455.80	$197,872.47	$198,289.14	$198,705.81	$199,122.48
Total Liabilities	$649,016.32	$680,532.07	$706,961.38	$704,781.45	$726,199.05	$700,063.41
Equity						
30010 Common Stock	324,539.38	324,539.38	324,539.38	324,539.38	324,539.38	324,539.38
40000 Retained Earnings	-2,856,057.22	-2,856,057.22	-2,856,057.22	-2,856,057.22	-2,856,057.22	-2,856,057.22
40001 Opening Balance Equity	0.00	0.00	0.00	0.00	0.00	0.00
40002 Owner's Investment	227,812.70	227,812.70	227,812.70	227,812.70	227,812.70	227,812.70
40003 Owner's Pay & Personal Expenses	0.00	0.00	0.00	0.00	0.00	0.00
40004 SAFE	4,491,335.78	4,491,335.78	4,491,335.78	4,491,335.78	4,491,335.78	4,491,335.78
Net Income	-798,853.39	-910,934.25	-1,034,514.38	-1,159,609.62	-1,254,727.65	-1,362,895.96
Total Equity	$1,388,777.25	$1,276,696.39	$1,153,116.26	$1,028,021.02	$932,902.99	$824,734.68
TOTAL LIABILITIES AND EQUITY	$2,037,793.57	$1,957,228.46	$1,860,077.64	$1,732,802.47	$1,659,102.04	$1,524,798.09

Familify Corp

Profit and Loss

January - December 2023

	TOTAL
Income	
50010 Revenue	
50020 Subscription Revenue	1,132,484.88
50030 Other Revenue (B2B sales)	65,131.40
Total 50010 Revenue	**1,197,616.28**
50060 Sales Refund	-16,031.54
Sales	0.00
Total Income	**$1,181,584.74**
Cost of Goods Sold	
60010 Cost of Goods Sold	
60020 Commission Fees	239,452.39
Total 60010 Cost of Goods Sold	**239,452.39**
Total Cost of Goods Sold	**$239,452.39**
GROSS PROFIT	**$942,132.35**
Expenses	
71000 Payroll Expenses	
71030 Payroll Taxes	9,793.50
71040 Salaries	125,000.04
Total 71000 Payroll Expenses	**134,793.54**
73010 Bank Charges & Fees	484.87
73030 Contractor	
73032 International	373,660.92
Total 73030 Contractor	**373,660.92**
73050 Employee Training	4,043.05
73060 Legal & Professional Services	
73061 Accounting Fees	11,808.67
73062 Legal Fees	31,066.19
73069 Professional Fees - Other	50,425.00
Total 73060 Legal & Professional Services	**93,299.86**
73070 Payroll Processing	543.00
73080 Taxes & Licenses	1,352.50
74000 Marketing	
74200 Branding Marketing	1,764.44
74300 Acquisition Advertising	1,170,592.07
74400 Promotional Gear & Gifts	1,147.75
74600 Inbound Expense	14,554.36
Total 74000 Marketing	**1,188,058.62**
74500 Viral Marketing	4,384.24
75020 Office Expenses	
75021 Office Supplies	1,097.51
Total 75020 Office Expenses	**1,097.51**

Familify Corp

Profit and Loss
January - December 2023

	TOTAL
75030 Computer & Equipment	-56.16
75040 Phone & Internet	3,591.31
75050 Software & Subscriptions	
75051 Web Services	64,806.42
75052 Web Hosting	273.70
Total 75050 Software & Subscriptions	**65,080.12**
75070 Meals & Entertainment	4,608.58
75080 Travel	
75081 Hotel & Lodging	9,964.03
75082 Auto & Gas	5,748.18
75083 Meals	145.62
75085 Airfare	11,607.88
75086 Travel - Others	1,301.67
Total 75080 Travel	**28,767.38**
76000 FFY Ec SAS	331,068.00
77000 Product-Content Expenses	15,422.80
78000 Research and Development	21,800.00
79050 Withholding Tax	514.27
81000 Non Operating Revenues And Expenses	
81010 Realized Gain or Loss	-2,203.75
Total 81000 Non Operating Revenues And Expenses	**-2,203.75**
Total Expenses	**$2,270,310.66**
NET OPERATING INCOME	$ -1,328,178.31
Other Income	
80010 Interest Earned	5,937.50
80030 Other Income	15,300.00
Total Other Income	**$21,237.50**
Other Expenses	
79100 Depreciation Expenses	3,107.29
80020 Interest Expense	52,847.86
Total Other Expenses	**$55,955.15**
NET OTHER INCOME	$ -34,717.65
NET INCOME	$ -1,362,895.96

Familify Corp

Balance Sheet

As of December 31, 2022

	JAN 2022	FEB 2022	MAR 2022	APR 2022	MAY 2022	JUN 2022
ASSETS						
Current Assets						
Bank Accounts						
10010 PNC (2369) (Closed)	0.00	0.00	0.00	0.00	0.00	0.00
10020 Paypal	0.00	0.00	0.00	0.00	0.00	0.00
10030 Stripe	0.00	66.65	0.00	34.90	-0.02	-28.39
10040 PNC (9353) (Closed)	0.00	0.00	0.00	0.00	0.00	0.00
10060 Brex						
10070 First Republic Bank - 7711	38,090.99	3,152.09	36,422.29	39,846.63	568,584.24	842,871.54
10080 PNC FL 5883 (Closed)	0.00	0.00	0.00	0.00	0.00	0.00
Total Bank Accounts	**$38,090.99**	**$3,218.74**	**$36,422.29**	**$39,881.53**	**$568,584.22**	**$842,843.15**
Accounts Receivable						
11000 Accounts Receivable (A/R)	250.00	250.00	250.00	250.00	250.00	250.00
Total Accounts Receivable	**$250.00**	**$250.00**	**$250.00**	**$250.00**	**$250.00**	**$250.00**
Other Current Assets						
11010 A/R - other	0.00	0.00	0.00	0.00	0.00	0.00
11030 Due from Apple	24,052.56	57,909.79	35,374.88	37,021.24	67,278.86	27,248.00
11040 Due from Google	3,268.00	5,817.11	5,889.66	5,292.41	5,391.63	5,300.01
11100 Loan to Employees	23,192.76	17,192.76	5,192.76	0.00	27,900.00	23,250.00
11110 Interest Receivable	7.31	7.31	7.31	24.79	149.11	149.11
11111 Transfers	0.00	0.00	0.00	0.00	0.00	0.00
12000 Prepaid Expenses	12,065.44	8,847.53	6,979.11	9,720.40	21,770.48	17,793.16
Total Other Current Assets	**$62,586.07**	**$89,774.50**	**$53,443.72**	**$52,058.84**	**$122,490.08**	**$73,740.28**
Total Current Assets	**$100,927.06**	**$93,243.24**	**$90,116.01**	**$92,190.37**	**$691,324.30**	**$916,833.43**
Fixed Assets						
15000 Fixed Assets						
15010 Computer Equipment	1,963.94	1,963.94	1,963.94	1,963.94	1,963.94	1,963.94
15020 Accumulated Depreciation - Computer Equipment	-39.28	-78.56	-117.84	-157.12	-196.40	-235.68
Total 15000 Fixed Assets	**1,924.66**	**1,885.38**	**1,846.10**	**1,806.82**	**1,767.54**	**1,728.26**
Total Fixed Assets	**$1,924.66**	**$1,885.38**	**$1,846.10**	**$1,806.82**	**$1,767.54**	**$1,728.26**
Other Assets						
16000 Intangible Assets						
16010 Software	0.00	0.00	0.00	0.00	0.00	0.00
16020 Accumulated Amortization - Software	0.00	0.00	0.00	0.00	0.00	0.00
Total 16000 Intangible Assets	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
18000 Advances to Subsidiary	53,500.00	53,500.00	53,500.00	53,500.00	53,500.00	53,500.00
19000 Investment in Subsidiary	400.00	400.00	400.00	400.00	400.00	400.00
19100 Intercompany Receivables	660.00	660.00	660.00	660.00	660.00	660.00
Total Other Assets	**$54,560.00**	**$54,560.00**	**$54,560.00**	**$54,560.00**	**$54,560.00**	**$54,560.00**
TOTAL ASSETS	**$157,411.72**	**$149,688.62**	**$146,522.11**	**$148,557.19**	**$747,651.84**	**$973,121.69**

Familify Corp

Balance Sheet

As of December 31, 2022

	JAN 2022	FEB 2022	MAR 2022	APR 2022	MAY 2022	JUN 2022
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Accounts Payable						
20000 Accounts Payable (A/P)	3,799.44	3,799.44	1,159.44	-1,505.56	-1,505.56	-1,505.56
Total Accounts Payable	**$3,799.44**	**$3,799.44**	**$1,159.44**	**$ -1,505.56**	**$ -1,505.56**	**$ -1,505.56**
Other Current Liabilities						
22020 Accrued Expenses	0.00	0.00	0.00	0.00	0.00	0.00
23000 Deferred Revenue						
23010 Deferred Revenue - Apple	73,541.05	90,674.90	108,565.78	126,446.27	137,082.56	143,673.26
23020 Deferred Revenue - Google	46,179.43	41,895.85	38,489.51	35,236.28	30,423.39	27,933.85
23030 Deferred Revenue- Stripe	0.00	0.00	0.00	0.00	0.00	0.00
Total 23000 Deferred Revenue	**119,720.48**	**132,570.75**	**147,055.29**	**161,682.55**	**167,505.95**	**171,607.11**
24001 Clearco - Line of Credit		23,822.89	22,277.00	15,919.72	10,259.95	4,064.59
Total Other Current Liabilities	**$119,720.48**	**$156,393.64**	**$169,332.29**	**$177,602.27**	**$177,765.90**	**$175,671.70**
Total Current Liabilities	**$123,519.92**	**$160,193.08**	**$170,491.73**	**$176,096.71**	**$176,260.34**	**$174,166.14**
Long-Term Liabilities						
27000 Loans from Shareholders						
27100 Loans from Familify EC SAS	49,100.00	49,100.00	49,100.00	49,100.00	49,100.00	49,100.00
27200 Loan from Vega Daniela	153,082.00	153,082.00	153,082.00	153,082.00	153,082.00	153,082.00
27300 Loan from Francisco Cornejo	153,032.00	153,032.00	153,032.00	153,032.00	153,032.00	153,032.00
27400 Loans from Daniel Acton	306,113.00	306,113.00	306,113.00	306,113.00	306,113.00	306,113.00
Total 27000 Loans from Shareholders	**661,327.00**	**661,327.00**	**661,327.00**	**661,327.00**	**661,327.00**	**661,327.00**
27500 Loan from RENE ANTONIO YAMIN				20,000.00	20,000.00	0.00	0.00
28000 Other Long Term Liabilities						
28010 Convertible Notes	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00
28040 Cost of Raising Capital	0.00	0.00	0.00	0.00	0.00	0.00
28100 SAFE	1,173,621.00	1,173,621.00	1,193,621.00	1,243,621.00	1,763,621.00	2,024,297.23
Total 28000 Other Long Term Liabilities	**1,273,621.00**	**1,273,621.00**	**1,293,621.00**	**1,343,621.00**	**1,863,621.00**	**2,124,297.23**
Total Long-Term Liabilities	**$1,934,948.00**	**$1,934,948.00**	**$1,974,948.00**	**$2,024,948.00**	**$2,524,948.00**	**$2,785,624.23**
Total Liabilities	**$2,058,467.92**	**$2,095,141.08**	**$2,145,439.73**	**$2,201,044.71**	**$2,701,208.34**	**$2,959,790.37**
Equity						
30010 Common Stock	100.00	100.00	100.00	100.00	100.00	100.00
40000 Retained Earnings	-1,843,864.22	-1,843,864.22	-1,843,864.22	-1,843,864.22	-1,843,864.22	-1,843,864.22
40001 Opening Balance Equity	0.00	0.00	0.00	0.00	0.00	0.00
40002 Owner's Investment				2,000.00	145,305.46	227,812.70
40003 Owner's Pay & Personal Expenses						0.00
Net Income	-57,291.98	-101,688.24	-155,153.40	-210,723.30	-255,097.74	-370,717.16
Total Equity	**$ -1,901,056.20**	**$ -1,945,452.46**	**$ -1,998,917.62**	**$ -2,052,487.52**	**$ -1,953,556.50**	**$ -1,986,668.68**
TOTAL LIABILITIES AND EQUITY	**$157,411.72**	**$149,688.62**	**$146,522.11**	**$148,557.19**	**$747,651.84**	**$973,121.69**

Familify Corp
Balance Sheet
As of December 31, 2022

	JUL 2022	AUG 2022	SEP 2022	OCT 2022	NOV 2022	DEC 2022
ASSETS						
Current Assets						
Bank Accounts						
10010 PNC (2369) (Closed)	0.00	0.00	0.00	0.00	0.00	0.00
10020 Paypal	0.00	0.00	0.00	0.00	0.00	0.00
10030 Stripe	-20.19	159.82	33.68	60.86	121.81	452.83
10040 PNC (9353) (Closed)	0.00	0.00	0.00	0.00	0.00	0.00
10060 Brex		6,973.57	21,108.84	34,268.54	33,691.31	60,246.30
10070 First Republic Bank - 7711	824,885.75	688,694.67	699,514.84	583,822.16	544,300.49	435,820.47
10080 PNC FL 5883 (Closed)	0.00	0.00	0.00	0.00	0.00	0.00
Total Bank Accounts	**$824,865.56**	**$695,828.06**	**$720,657.36**	**$618,151.56**	**$578,113.61**	**$496,519.60**
Accounts Receivable						
11000 Accounts Receivable (A/R)	250.00	250.00	250.00	610.00	7,760.00	260.00
Total Accounts Receivable	**$250.00**	**$250.00**	**$250.00**	**$610.00**	**$7,760.00**	**$260.00**
Other Current Assets						
11010 A/R - other	0.00	4,603.85	4,603.85	0.00	0.00	0.00
11030 Due from Apple	31,553.61	64,184.86	48,228.93	52,748.87	91,861.38	71,360.89
11040 Due from Google	5,281.98	5,059.10	3,334.51	11,786.15	10,847.03	13,993.84
11100 Loan to Employees	18,600.00	13,950.00	9,300.00	4,657.12	27,000.00	27,000.00
11110 Interest Receivable	149.11	149.11	149.11	0.00	0.00	0.00
11111 Transfers	0.00	0.00	0.00	0.00	0.00	0.00
12000 Prepaid Expenses	13,319.59	10,226.02	20,372.44	16,174.86	12,484.28	8,793.70
Total Other Current Assets	**$68,904.29**	**$98,172.94**	**$85,988.84**	**$85,367.00**	**$142,192.69**	**$121,148.43**
Total Current Assets	**$894,019.85**	**$794,251.00**	**$806,896.20**	**$704,128.56**	**$728,066.30**	**$617,928.03**
Fixed Assets						
15000 Fixed Assets						
15010 Computer Equipment	1,963.94	9,875.47	9,875.47	13,450.33	13,450.33	13,450.33
15020 Accumulated Depreciation - Computer Equipment	-274.96	-446.10	-617.24	-847.96	-1,078.68	-1,309.40
Total 15000 Fixed Assets	**1,688.98**	**9,429.37**	**9,258.23**	**12,602.37**	**12,371.65**	**12,140.93**
Total Fixed Assets	**$1,688.98**	**$9,429.37**	**$9,258.23**	**$12,602.37**	**$12,371.65**	**$12,140.93**
Other Assets						
16000 Intangible Assets						
16010 Software	0.00	0.00	0.00	0.00	0.00	0.00
16020 Accumulated Amortization - Software	0.00	0.00	0.00	0.00	0.00	0.00
Total 16000 Intangible Assets	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
18000 Advances to Subsidiary	53,500.00	53,500.00	53,500.00	53,500.00	53,500.00	53,500.00
19000 Investment in Subsidiary	400.00	400.00	400.00	400.00	400.00	400.00
19100 Intercompany Receivables	660.00	660.00	660.00	660.00	660.00	660.00
Total Other Assets	**$54,560.00**	**$54,560.00**	**$54,560.00**	**$54,560.00**	**$54,560.00**	**$54,560.00**
TOTAL ASSETS	**$950,268.83**	**$858,240.37**	**$870,714.43**	**$771,290.93**	**$794,997.95**	**$684,628.96**

Familify Corp

Balance Sheet

As of December 31, 2022

	JUL 2022	AUG 2022	SEP 2022	OCT 2022	NOV 2022	DEC 2022
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Accounts Payable						
20000 Accounts Payable (A/P)	-1,505.56	-1,505.56	-5,305.00	-5,305.00	-245.00	8,332.00
Total Accounts Payable	**$ -1,505.56**	**$ -1,505.56**	**$ -5,305.00**	**$ -5,305.00**	**$ -245.00**	**$8,332.00**
Other Current Liabilities						
22020 Accrued Expenses	0.00	0.00	0.00	0.00	0.00	0.00
23000 Deferred Revenue						
23010 Deferred Revenue - Apple	152,787.93	161,346.27	181,920.06	203,943.01	209,960.98	242,943.27
23020 Deferred Revenue - Google	27,097.28	26,740.43	25,253.18	32,068.65	37,512.28	45,903.98
23030 Deferred Revenue- Stripe	0.00	0.00	0.00	0.00	0.00	0.00
Total 23000 Deferred Revenue	**179,885.21**	**188,086.70**	**207,173.24**	**236,011.66**	**247,473.26**	**288,847.25**
24001 Clearco - Line of Credit	0.00	0.00	0.00	0.00	0.00	0.00
Total Other Current Liabilities	**$179,885.21**	**$188,086.70**	**$207,173.24**	**$236,011.66**	**$247,473.26**	**$288,847.25**
Total Current Liabilities	**$178,379.65**	**$186,581.14**	**$201,868.24**	**$230,706.66**	**$247,228.26**	**$297,179.25**
Long-Term Liabilities						
27000 Loans from Shareholders						
27100 Loans from Familify EC SAS	49,100.00	49,100.00	49,100.00	49,100.00	49,100.00	49,100.00
27200 Loan from Vega Daniela	153,082.00	153,082.00	153,082.00	153,082.00	153,082.00	153,082.00
27300 Loan from Francisco Cornejo	153,032.00	153,032.00	153,032.00	153,032.00	153,032.00	153,032.00
27400 Loans from Daniel Acton	306,113.00	306,113.00	306,113.00	306,113.00	306,113.00	306,113.00
Total 27000 Loans from Shareholders	**661,327.00**	**661,327.00**	**661,327.00**	**661,327.00**	**661,327.00**	**661,327.00**
27500 Loan from RENE ANTONIO YAMIN	0.00	0.00	0.00	0.00	0.00	0.00
28000 Other Long Term Liabilities						
28010 Convertible Notes	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00
28040 Cost of Raising Capital	0.00	0.00	0.00	0.00	0.00	0.00
28100 SAFE	2,029,297.23	2,029,297.23	2,149,297.23	2,154,267.23	2,254,267.23	2,254,267.23
Total 28000 Other Long Term Liabilities	**2,129,297.23**	**2,129,297.23**	**2,249,297.23**	**2,254,267.23**	**2,354,267.23**	**2,354,267.23**
Total Long-Term Liabilities	**$2,790,624.23**	**$2,790,624.23**	**$2,910,624.23**	**$2,915,594.23**	**$3,015,594.23**	**$3,015,594.23**
Total Liabilities	**$2,969,003.88**	**$2,977,205.37**	**$3,112,492.47**	**$3,146,300.89**	**$3,262,822.49**	**$3,312,773.48**
Equity						
30010 Common Stock	100.00	100.00	100.00	100.00	100.00	100.00
40000 Retained Earnings	-1,843,864.22	-1,843,864.22	-1,843,864.22	-1,843,864.22	-1,843,864.22	-1,843,864.22
40001 Opening Balance Equity	0.00	0.00	0.00	0.00	0.00	0.00
40002 Owner's Investment	227,812.70	227,812.70	227,812.70	227,812.70	227,812.70	227,812.70
40003 Owner's Pay & Personal Expenses	0.00	0.00	0.00	0.00	0.00	0.00
Net Income	-402,783.53	-503,013.48	-625,826.52	-759,058.44	-851,873.02	-1,012,193.00
Total Equity	**$ -2,018,735.05**	**$ -2,118,965.00**	**$ -2,241,778.04**	**$ -2,375,009.96**	**$ -2,467,824.54**	**$ -2,628,144.52**
TOTAL LIABILITIES AND EQUITY	**$950,268.83**	**$858,240.37**	**$870,714.43**	**$771,290.93**	**$794,997.95**	**$684,628.96**

Familify Corp

Profit and Loss

January - December 2022

	TOTAL
Income	
50010 Revenue	
50020 Subscription Revenue	505,758.03
50030 Other Revenue (B2B sales)	37,450.00
Total 50010 Revenue	**543,208.03**
50060 Sales Refund	-10,508.69
Sales	0.00
Total Income	**$532,699.34**
Cost of Goods Sold	
60010 Cost of Goods Sold	
60020 Commission Fees	126,757.08
Total 60010 Cost of Goods Sold	**126,757.08**
Total Cost of Goods Sold	**$126,757.08**
GROSS PROFIT	**$405,942.26**
Expenses	
71000 Payroll Expenses	0.00
71030 Payroll Taxes	6,384.54
71040 Salaries	80,438.40
Total 71000 Payroll Expenses	**86,822.94**
72000 Benefits	
72020 Parking	0.00
Total 72000 Benefits	**0.00**
73010 Bank Charges & Fees	20,758.17
73015 Payment Processing Fees	75.44
73030 Contractor	
73032 International	299,298.09
Total 73030 Contractor	**299,298.09**
73050 Employee Training	11,475.85
73060 Legal & Professional Services	0.00
73061 Accounting Fees	14,262.50
73062 Legal Fees	29,892.71
73069 Professional Fees - Other	87,520.02
Total 73060 Legal & Professional Services	**131,675.23**
73070 Payroll Processing	180.00
73080 Taxes & Licenses	1,200.00
74000 Marketing	
74200 Branding Marketing	6,770.89
74300 Acquisition Advertising	646,188.76
74600 Inbound Expense	4,346.36
74700 Other Marketing Expense	4,540.40
Total 74000 Marketing	**661,846.41**

	TOTAL
74500 Viral Marketing	4,183.89
75020 Office Expenses	
75021 Office Supplies	483.70
75022 Gifts	176.55
Total 75020 Office Expenses	**660.25**
75030 Computer & Equipment	
75031 Computer Supplies	3,621.09
Total 75030 Computer & Equipment	**3,621.09**
75040 Phone & Internet	2,610.27
75050 Software & Subscriptions	0.00
75051 Web Services	87,983.47
75052 Web Hosting	537.60
Total 75050 Software & Subscriptions	**88,521.07**
75070 Meals & Entertainment	5,543.07
75080 Travel	0.00
75081 Hotel & Lodging	6,061.02
75082 Auto & Gas	3,976.98
75083 Meals	0.00
75085 Airfare	9,119.87
75086 Travel - Others	1,138.64
Total 75080 Travel	**20,296.51**
76000 FFY Ec SAS	275,400.00
77000 Product-Content Expenses	6,006.53
78000 Research and Development	350.31
79000 Other Expenses	310.29
79050 Withholding Tax	88.25
81000 Non Operating Revenues And Expenses	
81010 Realized Gain or Loss	44.00
Total 81000 Non Operating Revenues And Expenses	**44.00**
Advertising & Marketing (deleted)	0.00
Total Expenses	**$1,620,967.66**
NET OPERATING INCOME	**$ -1,215,025.40**
Other Income	
80010 Interest Earned	141.80
80030 Other Income	205,000.00
Total Other Income	**$205,141.80**
Other Expenses	
79100 Depreciation Expenses	1,309.40

Familify Corp

Profit and Loss

January - December 2022

	TOTAL
80020 Interest Expense	1,000.00
Total Other Expenses	**$2,309.40**
NET OTHER INCOME	$202,832.40
NET INCOME	$ -1,012,193.00